SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing to Announce

Second Quarter 2006 Earnings on August 14, 2006

Reston, Virginia, and Montpellier, France – August 4, 2006 – Genesys Conferencing (Euronext Eurolist FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, will release financial earnings for the second quarter ended June 30, 2006 on August 14, 2006.

Chairman and Chief Executive Officer Francois Legros and Executive Vice President, Chief Financial Officer Michael E. Savage will also hold a conference call to discuss the company’s financial performance on Monday August 14, 2006 at 11:30 a.m. Eastern Time or 5:30 p.m. Central European Time.

The web conference may be accessed by joining the live webcast at
http://events.webeventservices.com/genesys/2006/08/14/

If you are unable to participate during the conference, a replay of the call will be available at

www.genesys.com.

Genesys Conferencing—Connecting the World for 20 Years

Founded in 1986, Genesys Conferencing is a leading provider of converged collaboration and communication services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500. The company’s flagship product, Genesys Meeting Center, provides an integrated multimedia conferencing solution that is easy to use and available on demand. With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext Eurolist C in France (ISIN FR0004270270) and on the NASDAQ in the U.S. (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage

Executive Vice President and Chief Financial Officer

Phone: +1 703 749-2500

Mike.savage@genesys.com

Marine Pouvreau

Investor Relations Manager

Phone: +1 703 749-2507

marine.pouvreau@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 4, 2006

GENESYS SA
By: /s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer